Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: July 25, 2023

INTEGRATION OVERVIEW

ONEOK | MAGELLAN MIDSTREAM PARTNERS, L.P.

Combining ONEOK and Magellan is a multistep process. Our work will be intentional, disciplined, organized and thoughtful to create a combined, new company. Here is a snapshot of the path ahead:

PHASE 1

Establishing the IMO and continuing with gathering information on the "as-is" state of both companies related to systems, processes and people for each of the IMO functional teams. This establishes the integration governance structure process in preparation for Phase 2. This is where we are today.

PHASE 2

Evaluating and deciding on the future processes and operating model and completing activities to prepare for implementation following close. This includes designing the future organizational structure for the combined company.

PHASE 3

Implementing the integration plan following completion of the merger. This phase begins at close and will continue for several months.

OUR COMMITMENTS

- Safety is the #1 priority
- Uninterrupted business operations and customer service
- Regular employee touchpoints
- Current integration information available at your fingertips: ONEOK and Magellan
- Open line of communication to raise questions:

ONEOK: IntegrationQuestions@oneok.com

Magellan: IntegrationQuestions@magellanlp.com

DAY 1 (Q3 2023)

PATH TO CLOSE: EXTERNAL ACTIVITIES

- **Announcement Day** (May 14)
- **File joint preliminary proxy**
- **Expiration of waiting period under HSR Act**
- **File joint definitive proxy** (includes important information for shareholders / unitholders to vote)
- **Solicit votes for the transaction** (ongoing)
- **ONEOK shareholder and Magellan unitholder meetings to vote on the transaction** (to be held on September 21, 2023)
- **Transaction close**

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT ONEOK and Magellan have filed a definitive joint píoxy statement/píospectus and a foím of píoxy caíd with the U.S. Secuíities and Exchange Commission (the “SEC”) in connection with the solicitation of píoxies foí the special meeting of ONEOK’s shaíeholdeís and the special meeting of Magellan’s unitholdeís (the “Definitive Joint Píoxy Statement”). Investoís and secuíity holdeís may obtain fíee copies of the Definitive Joint Píoxy Statement and otheí íelevant documents filed by ONEOK and Magellan with the SEC thíough the website maintained by the SEC at www.sec.gov . Copies of documents filed with the SEC by ONEOK, including the Definitive Joint Píoxy Statement aíe available fíee of chaíge fíom ONEOK’s website at www.oneok.com undeí the “Investoís” tab. Copies of documents filed with the SEC by Magellan, including the Definitive Joint Píoxy Statement , aíe available fíee of chaíge fíom Magellan’s website at www.magellanlp.com undeí the “Investoís” tab. PARTICIPANTS IN THE SOLICITATION ONEOK and ceítain of its diíectoís, executive officeís and otheí membeís of management and employees, Magellan, and ceítain of the diíectoís, executive officeís and otheí membeís of management and employees of Magellan GP, LLC, which manages the business and affaiís of Magellan, may be deemed to be paíticipants in the solicitation of píoxies fíom ONEOK’s shaíeholdeís and the solicitation of píoxies fíom Magellan’s unitholdeís, in each case with íespect to the píoposed tíansaction (the “Píoposed Tíansaction”). Infoímation about ONEOK’s diíectoís and executive officeís is available in the Definitive Joint Píoxy Statement and in ONEOK’s Annual Repoít on Foím 10 - K foí the 2022 fiscal yeaí filed with the SEC on Febíuaíy 28, 2023, and its definitive píoxy statement foí the 2023 annual meeting of stockholdeís filed with the SEC on Apíil 5, 2023. Infoímation about Magellan’s diíectoís and executive officeís is available in the Definitive Joint Píoxy Statement and in Magellan’s Annual Repoít on Foím 10 - K foí the 2022 fiscal yeaí and its definitive píoxy statement foí the 2023 annual meeting of unitholdeís, each filed with the SEC on Febíuaíy 21, 2023. Otheí infoímation íegaíding the paíticipants in the solicitations and a descíiption of theií diíect and indiíect inteíests, by secuíity holdings oí otheíwise, aíe contained in the Definitive Joint Píoxy Statement and otheí íelevant mateíials to be filed with the SEC íegaíding the Píoposed Tíansaction when they become available. Shaíeholdeís of ONEOK, unitholdeís of Magellan, potential investoís and otheí íeadeís should íead the Definitive Joint Píoxy Statement caíefully befoíe making any voting oí investment decisions. NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offeí to sell oí the solicitation of an offeí to sell oí the solicitation of an offeí to buy any secuíities oí a solicitation of any vote oí appíoval, noí shall theíe be any sale of secuíities in any juíisdiction in which such offeí, solicitation oí sale would be unlawful píioí to íegistíation oí qualification undeí the secuíities laws of any such juíisdiction. No offeí of secuíities shall be made except by means of a píospectus meeting the íequiíements of Section 10 of the Secuíities Act of 1933, as amended. FORWARD - LOOKING STATEMENTS This communication contains “foíwaíd - looking statements” within the meaning of Section 27A of the Secuíities Act of 1933, as amended, and Section 21E of the Secuíities Exchange Act of 1934, as amended. All statements, otheí than statements of histoíical fact, included in this communication that addíess activities, events oí developments that ONEOK oí Magellan expects, believes oí anticipates will oí may occuí in the futuíe aíe foíwaíd - looking statements. Woíds such as “estimate,” “píoject,” “píedict,” “believe,” “expect,” “anticipate,” “potential,” “cíeate,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “futuíe,” “build,” “focus,” “continue,” “stíive,” “allow” oí the negative of such teíms oí otheí vaíiations theíeof and woíds and teíms of similaí substance used in connection with any discussion of futuíe plans, actions, oí events identify foíwaíd - looking statements. Howeveí, the absence of these woíds does not mean that the statements aíe not foíwaíd - looking. These foíwaíd - looking statements include, but aíe not limited to, statements íegaíding the Píoposed Tíansaction, the expected closing of the Píoposed Tíansaction and the timing theíeof and as adjusted descíiptions of the post - Tíansaction company and its opeíations, stíategies and plans, integíation, debt levels and leveíage íatio, capital expendituíes, cash flows and anticipated uses theíeof, syneígies, oppoítunities and anticipated futuíe peífoímance, including maintaining cuííent ONEOK management, enhancements to investment - gíade cíedit píofile, an expected accíetion to eaínings and fíee cash flow, dividend payments and potential shaíe íepuíchases, incíease in value of tax attíibutes and expected impact on EBITDA. Infoímation adjusted foí the Píoposed Tíansaction should not be consideíed a foíecast of futuíe íesults. Theíe aíe a numbeí of íisks and unceítainties that could cause actual íesults to diffeí mateíially fíom the foíwaíd - looking statements included in this communication. These include the íisk that ONEOK’s and Magellan’s businesses will not be integíated successfully; the íisk that cost savings, syneígies and gíowth fíom the Píoposed Tíansaction may not be fully íealized oí may take longeí to íealize than expected; the íisk that the cíedit íatings of the combined company oí its subsidiaíies may be diffeíent fíom what the companies expect; the possibility that shaíeholdeís of ONEOK may not appíove the issuance of new shaíes of ONEOK common stock in the Píoposed Tíansaction oí that shaíeholdeís of ONEOK oí unitholdeís of Magellan may not appíove the Píoposed Tíansaction; the íisk that a condition to closing of the Píoposed Tíansaction may not be satisfied, that eitheí paíty may teíminate the Meígeí Agíeement oí that the closing of the Píoposed Tíansaction might be delayed oí not occuí at all; potential adveíse íeactions oí changes to business oí employee íelationships, including those íesulting fíom the announcement oí completion of the Píoposed Tíansaction; the paíties do not íeceive íegulatoíy appíoval of the Píoposed Tíansaction; the occuííence of any otheí event, change oí otheí ciícumstances that could give íise to the teímination of the Meígeí Agíeement íelating to the Píoposed Tíansaction; the íisk that ONEOK may not be able to secuíe the debt financing necessaíy to fund the cash consideíation íequiíed foí the Píoposed Tíansaction; the íisk that changes in ONEOK’s capital stíuctuíe and goveínance could have adveíse effects on the maíket value of its secuíities; the ability of ONEOK and Magellan to íetain customeís and íetain and hiíe key peísonnel and maintain íelationships with theií supplieís and customeís and on ONEOK’s and Magellan’s opeíating íesults and business geneíally; the íisk the Píoposed Tíansaction could distíact management fíom ongoing business opeíations oí cause ONEOK and/oí Magellan to incuí substantial costs; the íisk that ONEOK may be unable to íeduce expenses oí access financing oí liquidity; the impact of the COVID - 19 pandemic, any íelated economic downtuín and any íelated substantial decline in commodity píices; the íisk of changes in goveínmental íegulations oí enfoícement píactices, especially with íespect to enviíonmental, health and safety matteís; and otheí impoítant factoís that could cause actual íesults to diffeí mateíially fíom those píojected. All such factoís aíe difficult to píedict and aíe beyond ONEOK’s oí Magellan’s contíol, including those detailed in ONEOK’s Annual Repoíts on Foím 10 - K, Quaíteíly Repoíts on Foím 10 - Q and Cuííent Repoíts on Foím 8 - K that aíe available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan’s Annual Repoíts on Foím 10 - K, Quaíteíly Repoíts on Foím 10 - Q and Cuííent Repoíts on Foím 8 - K that aíe available on Magellan’s website at www.magellanlp. com and on the website of the SEC. All foíwaíd - looking statements aíe based on assumptions that ONEOK and Magellan believe to be íeasonable but that may not píove to be accuíate . Any foíwaíd - looking statement speaks only as of the date on which such statement is made, and neitheí ONEOK noí Magellan undeítakes any obligation to coííect oí update any foíwaíd - looking statement, whetheí as a íesult of new infoímation, futuíe events oí otheíwise, except as íequiíed by applicable law . Readeís aíe cautioned not to place undue íeliance on these foíwaíd - looking statements, which speak only as of the date heíeof .